

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2007

<u>Via US Mail and Facsimile</u>

Mr. Stephen J. Smith
American Greetings Corporation
One American Road
Cleveland, Ohio 44144

Re: American Greetings Corporation
Form 10-K for the year ended February 28, 2007
File No. 001-13859

Dear Mr. Smith
        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief